INVESTMENT MANAGERS SERIES TRUST

October 16, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Attn: Ms. Anu Dubey
Washington, D.C. 20549

Re:
Investment Managers Series Trust (the “Trust”) (CIK: 0001318342)
Post-Effective Amendment No. 414 to the Trust’s Registration Statement
(Accession No.0001398344-13-004611)
File Nos. 333-122901 and 811-21719

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 414 under the Act and Amendment No. 425 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001398344-13-004611) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on September 27, 2013 in order to register two new series (BP Capital American Energy Fund and BP Capital Energy Infrastructure MLP Fund) of the Trust and is being withdrawn because the Trust has decided not to offer these two series at this time.  No securities have been issued or sold in connection with this registration.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1360.

Thank you for your assistance in this matter.

Sincerely,

/s/ Joy Ausili

Joy Ausili
Secretary